Exhibit 99.3

WHEATON
PRECIOUS METALS

SECOND QUARTER REPORT 2024

Interim Financial Statements

20 YEARS of VALUE THROUGH STREAMING

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30

(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2024	2023	2024	2023

Sales	6	$299,064	$264,972	$595,870	$479,437

Cost of sales

Cost of sales, excluding depletion		$54,007	$58,642	$115,562	$110,606

Depletion		58,865	54,474	122,541	99,473

Total cost of sales		$112,872	$113,116	$238,103	$210,079

Gross margin		$186,192	$151,856	$357,767	$269,358

General and administrative expenses	7	10,241	10,216	20,705	20,315

Share based compensation	8	6,241	4,484	7,522	11,881

Donations and community investments	9	703	1,940	2,273	3,318

Earnings from operations		$169,007	$135,216	$327,267	$233,844

Gain on disposal of mineral stream interests	12	-	5,027	-	5,027

Other income (expense)	10	5,122	8,692	12,317	16,254

Earnings before finance costs and income taxes		$174,129	$148,935	$339,584	$255,125

Finance costs	16.3	1,299	1,352	2,741	2,731

Earnings before income taxes		$172,830	$147,583	$336,843	$252,394

Income tax expense (recovery)	22	50,513	6,135	50,485	(445)

Net earnings		$122,317	$141,448	$286,358	$252,839

Basic earnings per share		$0.270	$0.312	$0.632	$0.559

Diluted earnings per share		$0.269	$0.312	$0.631	$0.558

Weighted average number of shares outstanding

Basic	20	453,430	452,892	453,262	452,633

Diluted	20	454,104	453,575	453,888	453,368
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [2]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	Note	2024	2023	2024	2023

Net earnings		$122,317	$141,448	$286,358	$252,839

Other comprehensive income
Items that will not be reclassified to net earnings

Gain (loss) on LTIs¹	15	$18,309	$(53,083)	$12,840	$(8,429)

Income tax (recovery) expense related to LTIs	22	1,327	(6,044)	1,424	(2,090)

Total other comprehensive income (loss)		$16,982	$(47,039)	$11,416	$(6,339)

Total comprehensive income		$139,299	$94,409	$297,774	$246,500

1)	LTIs = long-term investments – common shares held.
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3]

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	Note	As at June 30 2024	As at December 31 2023

Assets

Current assets

Cash and cash equivalents	21	$540,217	$546,527

Accounts receivable	11	9,654	10,078

Cobalt inventory		-	1,372

Income taxes receivable	22	4,544	5,935

Other	23	4,398	3,499

Total current assets		$558,813	$567,411

Non-current assets

Mineral stream interests	12	$6,487,552	$6,122,441

Early deposit mineral stream interests	13	47,094	47,093

Mineral royalty interests	14	35,527	13,454

Long-term equity investments	15	88,071	246,678

Property, plant and equipment		7,752	7,638

Other	24	22,273	26,470

Total non-current assets		$6,688,269	$6,463,774

Total assets		$7,247,082	$7,031,185

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$12,272	$13,458

Current portion of performance share units	19.1	8,099	12,013

Current portion of lease liabilities	16.2	435	604

Total current liabilities		$20,806	$26,075

Non-current liabilities

Performance share units	19.1	$5,660	$9,113

Lease liabilities	16.2	5,301	5,625

Global minimum tax	22	50,510	-

Deferred income taxes	22	250	232

Pension liability		4,883	4,624

Total non-current liabilities		$66,604	$19,594

Total liabilities		$87,410	$45,669

Shareholders’ equity

Issued capital	17	$3,796,172	$3,777,323

Reserves	18	(62,186)	(40,091)

Retained earnings		3,425,686	3,248,284

Total shareholders’ equity		$7,159,672	$6,985,516

Total liabilities and shareholders’ equity		$7,247,082	$7,031,185
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [4]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	Note	2024	2023	2024	2023

Operating activities

Net earnings		$122,317	$141,448	$286,358	$252,839

Adjustments for

Depreciation and depletion		59,211	54,857	123,224	100,247

Gain on disposal of mineral stream interest	12	-	(5,027)	-	(5,027)

Interest expense	16.3	72	36	145	53

Equity settled share based compensation	8	1,655	1,859	3,253	3,402

Performance share units - expense	19.1	4,586	2,625	4,269	8,479

Performance share units - paid	19.1	-	-	(11,129)	(16,675)

Pension expense		283	291	458	458

Pension paid		-	(20)	(43)	(116)

Income tax (recovery) expense	22	50,513	6,135	50,485	(445)

(Gain) loss on fair value adjustment of share purchase warrants held	10	(197)	280	(380)	105

Investment income recognized in net earnings		(4,877)	(8,880)	(11,315)	(16,028)

Other		482	418	400	499

Change in non-cash working capital	21	(3,664)	1,685	(1,508)	(387)

Cash generated from operations before income taxes and interest		$230,381	$195,707	$444,217	$327,404

Income taxes paid		(75)	(988)	(191)	(4,332)

Interest paid		(73)	(15)	(148)	(33)

Interest received		4,160	7,672	9,895	14,443

Cash generated from operating activities		$234,393	$202,376	$453,773	$337,482

Financing activities

Credit facility extension fees	16.1	$(925)	$(846)	$(925)	$(846)

Share purchase options exercised	18.1	8,348	1,134	12,164	10,510

Lease payments	16.2	(147)	(177)	(295)	(379)

Dividends paid	17.2	(139,124)	(131,091)	(139,124)	(131,091)

Cash used for financing activities		$(131,848)	$(130,980)	$(128,180)	$(121,806)

Investing activities

Mineral stream interests	12	$(35,605)	$(88,710)	$(486,507)	$(120,234)

Early deposit mineral stream interests	13	-	-	-	(750)

Mineral royalty interest	14	(10,078)	-	(22,025)	-

Net proceeds on disposal of mineral stream interests		-	46,400	-	46,400

Acquisition of long-term investments	15, 21	-	(31)	(751)	(8,175)

Proceeds on disposal of long-term investments	15, 21	177,088	202	177,088	202

Dividends received		481	917	1,181	917

Other		(193)	(1,209)	(789)	(1,770)

Cash (used for) generated from investing activities		$131,693	$(42,431)	$(331,803)	$(83,410)

Effect of exchange rate changes on cash and cash equivalents		$(130)	$175	$(100)	$482

Increase (decrease) in cash and cash equivalents		$234,108	$29,140	$(6,310)	$132,748

Cash and cash equivalents, beginning of period		306,109	799,697	546,527	696,089

Cash and cash equivalents, end of period	21	$540,217	$828,837	$540,217	$828,837
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [5]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI 1 Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2023	452,319	$3,752,662	$83,077	$22,578	$8,142	$(47,250)	$66,547	$2,898,466	$6,717,675

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$111,391	$111,391

OCI 1		-	-	-	-	40,700	40,700	-	40,700

Total comprehensive income		$-	$-	$-	$-	$40,700	$40,700	$111,391	$152,091

SBC 1 expense		$-	$-	$631	$911	$-	$1,542	$-	$1,542

Options 1 exercised	398	10,808	-	(1,752)	-	-	(1,752)	-	9,056

RSUs 1 released	59	2,484	-	-	(2,484)	-	(2,484)	-	-

Warrant expiration	-	-	(83,077)	-	-	-	(83,077)	83,077	-

Dividends (Note 17.2)		-	-	-	-	-	-	(67,910)	(67,910)

Realized loss on disposal of LTIs ¹ (Note 18.3)		-	-	-	-	990	990	(990)	-

At March 31, 2023	452,776	$3,765,954	$-	$21,457	$6,569	$(5,560)	$22,466	$3,024,034	$6,812,454

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$141,448	$141,448

OCI 1		-	-	-	-	(47,039)	(47,039)	-	(47,039)

Total comprehensive income		$-	$-	$-	$-	$(47,039)	$(47,039)	$141,448	$94,409

SBC 1 expense		$-	$-	$724	$1,135	$-	$1,859	$-	$1,859

Options 1 exercised	33	1,033	-	(162)	-	-	(162)	-	871

RSUs 1 released	60	1,482	-	-	(1,482)	-	(1,482)	-	-

Dividends (Note 17.2)	100	4,758	-	-	-	-	-	(67,938)	(63,180)

Realized gain on disposal of LTIs ¹ (Note 18.3)		-	-	-	-	(1,831)	(1,831)	1,831	-

At June 30, 2023	452,969	$3,773,227	$-	$22,019	$6,222	$(54,430)	$(26,189)	$3,099,375	$6,846,413

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$284,805	$284,805

OCI 1		-	-	-	-	(16,574)	(16,574)	-	(16,574)

Total comprehensive income		$-	$-	$-	$-	$(16,574)	$(16,574)	$284,805	$268,231

SBC 1 expense		$-	$-	$1,252	$1,784	$-	$3,036	$-	$3,036

Options 1 exercised	59	2,219	-	(364)	-	-	(364)	-	1,855

Dividends (Note 17.2)	41	1,877	-	-	-	-	-	(135,896)	(134,019)

At December 31, 2023	453,069	$3,777,323	$-	$22,907	$8,006	$(71,004)	$(40,091)	$3,248,284	$6,985,516

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$164,041	$164,041

OCI 1		-	-	-	-	(5,566)	(5,566)	-	(5,566)

Total comprehensive income		$-	$-	$-	$-	$(5,566)	$(5,566)	$164,041	$158,475

SBC 1 expense		$-	$-	$674	$924	$-	$1,598	$-	$1,598

Options 1 exercised	158	4,565	-	(698)	-	-	(698)	-	3,867

RSUs 1 released	68	2,960	-	-	(2,960)	-	(2,960)	-	-

Dividends (Note 17.2)		-	-	-	-	-	-	(70,261)	(70,261)

At March 31, 2024	453,295	$3,784,848	$-	$22,883	$5,970	$(76,570)	$(47,717)	$3,342,064	$7,079,195

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$122,317	$122,317

OCI 1		-	-	-	-	16,982	16,982	-	16,982

Total comprehensive income		$-	$-	$-	$-	$16,982	$16,982	$122,317	$139,299

SBC 1 expense		$-	$-	$698	$957	$-	$1,655	$-	$1,655

Options 1 exercised	311	9,861	-	(1,475)	-	-	(1,475)	-	8,386

RSUs 1 released	1	53	-	-	(53)	-	(53)	-	-

Dividends (Note 17.2)	28	1,410	-	-	-	-	-	(70,273)	(68,863)

Realized gain on disposal of LTIs ¹ (Note 18.3)		-	-	-	-	(31,578)	(31,578)	31,578	-

At June 30, 2024	453,635	$3,796,172	$-	$22,106	$6,874	$(91,166)	$(62,186)	$3,425,686	$7,159,672

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [6]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.
As of June 30, 2024, the Company has entered into 38 long-term agreements (30 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 32 different mining companies, related to precious metals and cobalt relating to 18 mining assets which are currently operating, 23 which are at various stages of development and 4 which have been placed into care and maintenance or have been closed, located in 16 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.
The condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2024 were authorized for issue as of August 7, 2024 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance
These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2023 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023.
The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.
In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at June 30, 2024 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Material Accounting Policy Information

3.1.	New Accounting Standards Effective in 2024
Amendment to IAS
1-
Presentation of Financial statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current
is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current
even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current
at the reporting date. The amendments are effective for annual reporting periods

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [7]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

beginning on or after January 1,
2024
. The adoption of this amendment did not have a material impact on the Company’s financial statements.

3.2.	Future Changes to Accounting Policies
The IASB has issued the following new or amended standards:
IFRS 18 - Presentation and Disclosure in Financial Statements.
In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant areas of estimation uncertainty and judgments made by management in preparing the condensed interim consolidated financial statements are unchanged from those disclosed in Note 4 to the audited consolidated financial statements for the year ended December 31, 2023.

5.	Financial Instruments

5.1.	Capital Risk Management
The Company manages its capital to ensure that it will be able to continue as a going concern and satisfy its outstanding funding commitments while maintaining a high degree of financial flexibility to consummate new streaming investments.
The capital structure of the Company consists of debt (Note 16) and equity attributable to common shareholders, comprising of issued capital (Note 17), accumulated reserves (Note 18) and retained earnings.
The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under its sustainability-linked revolving credit facility (Note 16).
The Company is in compliance with the debt covenants at June 30, 2024, as described in Note 16.1.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [8]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

5.2.	Categories of Financial Assets and Liabilities
Trade receivables from sales of cobalt and other receivables are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the other receivables are reported net of allowances for uncollectable amounts. The refundable deposit on the 777 PMPA, which requires a single principal payment at maturity, is carried at amortized cost, which approximates its fair value. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI.

Financial liabilities are reported at amortized cost using the effective interest method, which approximate fair values due to the short terms to maturity.
The following table summarizes the classification of the Company’s financial assets and liabilities:

(in thousands)	Note	June 30 2024	December 31 2023

Financial assets

Financial assets mandatorily measured at FVTNE 1

Cash and cash equivalents	21	$540,217	$546,527

Trade receivables from provisional concentrate sales, net of fair value adjustment	6,11	8,703	5,360

Long-term investments - warrants held		1,172	652

Investments in equity instruments designated at FVTOCI 1

Long-term investments - common shares held	15	86,899	246,026

Financial assets measured at amortized cost

Trade receivables from sales of cobalt	11	-	3,975

Refundable deposit - 777 PMPA	24	9,063	8,717

Other accounts receivable		951	743

Total financial assets		$647,005	$812,000

Financial liabilities

Financial liabilities at amortized cost

Accounts payable and accrued liabilities		$12,272	$13,458

Lease liabilities	16.2	5,736	6,229

Total financial liabilities		$18,008	$19,687

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income.

5.3.	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at June 30, 2024 is considered to be negligible.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [9]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

(in thousands)	Note	June 30 2024	December 31 2023

Cash and cash equivalents	21	$540,217	$546,527

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	8,703	5,360

Trade receivables from sales of cobalt	11	-	3,975

Refundable Deposit - 777 PMPA	24	9,063	8,717

Other accounts receivables	11	951	743

Maximum exposure to credit risk related to financial assets		$558,934	$565,322

5.4.	Liquidity Risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at June 30, 2024, the Company had cash and cash equivalents of $540 million (December 31, 2023 - $547 million) and working capital of $538 million (December 31, 2023 - $541 million).
The Company holds equity investments of several companies (Note 15) with a combined market value at June 30, 2024 of $88 million (December 31, 2023 - $247 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities and performance share units liability. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows, where applicable.

As at June 30, 2024

(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total

Accounts payable and accrued liabilities	$12,272	$ -	$-	$-	$12,272

Performance share units 1	-	13,036	723	-	13,759

Total	$12,272	$ 13,036	$723	$-	$26,031

1)	See Note 19.1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [10]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

5.5.	Currency Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

(in thousands)	June 30 2024	December 31 2023

Monetary assets

Cash and cash equivalents	$10,518	$1,729

Accounts receivable	125	112

Long-term investments - common shares held	86,898	77,770

Long-term investments - warrants held	1,172	652

Other long-term assets	3,273	7,898

Total Canadian dollar denominated monetary assets	$101,986	$88,161

Monetary liabilities

Accounts payable and accrued liabilities	$8,162	$9,080

Performance share units	11,572	17,303

Lease liability	5,565	5,892

Pension liability	4,882	4,624

Total Canadian dollar denominated monetary liabilities	$30,181	$36,899
The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at June 30, 2024

	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(1,509)	$1,509

Increase (decrease) in other comprehensive income	8,690	(8,690)

Increase (decrease) in total comprehensive income	$7,181	$(7,181)

	As at December 31, 2023

	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(2,651)	$2,651

Increase (decrease) in other comprehensive income	7,777	(7,777)

Increase (decrease) in total comprehensive income	$5,126	$(5,126)

5.6.	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the three and six months ended June 30, 2024 and 2023, the weighted average effective interest rate

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [11]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

paid by the Company on its outstanding borrowings was Nil
. During the three and six months ended June 30, 2024 the weighted average interest rate earned on its cash deposits in interest bearing accounts was
 5.13% and 5.21%,
respectively, as compared to 4.57% and 4.03% in the comparable periods of the prior year.
During the three and six months ended June 30, 2024 and 2023, a fluctuation in interest rates of 100 basis points (1 percent) would not have impacted the amount of interest expensed by the Company.
During the three and six months ended June 30, 2024, a fluctuation in interest rates of 100 basis points
 (1 percent)
would have impacted the amount of interest earned by approximately
$1 million and $2 million,
respectively, as compared to $2 million and $3 million during the comparable periods of the prior year.

5.7.	Other Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.
If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three and six months ended June 30, 2024 and 2023 would have increased/decreased by approximately $9 million and $26 million respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).
Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs which are supported by little or no market activity.
The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		June 30, 2024

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	21	$540,217	$540,217	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	8,703	-	8,703	-

Long-term investments - common shares held	15	86,899	86,899	-	-

Long-term investments - warrants held	15	1,172	-	1,172	-

		$636,991	$627,116	$9,875	$-

		December 31, 2023

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	21	$546,527	$546,527	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	5,360	-	5,360	-

Long-term investments - common shares held	15	246,026	246,026	-	-

Long-term investments - warrants held	15	652	-	652	-

		$798,565	$792,553	$6,012	$-

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [12]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

When balances are outstanding, the Company’s bank debt (Note 16.1) is reported at amortized cost using the effective interest method.
5.8.1. Valuation Techniques for Level 2 Assets
Accounts Receivable Arising from Sales of Metal Concentrates
The Company’s trade receivables from provisional concentrate sales are valued based on forward price of silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.
Long-Term Investments in Warrants Held
The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

6.	Revenue

	Three Months Ended June 30				Six Months Ended June 30

(in thousands)	2024		2023		2024		2023

Sales

Gold credit sales	$182,150	61%	$149,511	56%	$372,839	63%	$268,708	56%
Silver

Silver credit sales	$86,542	29%	$90,826	35%	$170,251	29%	$156,005	32%

Concentrate sales	24,749	8%	16,255	6%	37,698	6%	36,753	8%

Total silver sales	$111,291	37%	$107,081	41%	$207,949	35%	$192,758	40%

Palladium credit sales	$4,210	1%	$4,879	2%	$8,887	1%	$9,614	2%

Cobalt sales	$1,413	1%	$3,501	1%	$6,195	1%	$8,357	2%

Total sales revenue	$299,064	100%	$264,972	100%	$595,870	100%	$479,437	100%
Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.
The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.
Concentrate Sales
Under certain PMPAs, silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [13]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Cobalt Sales
Effective January 1, 2024, the Company entered into an offtake agreement under which all cobalt is sold to a third party offtaker. Revenue from the cobalt sale is recognized at the time of the delivery, which is also the date that control of the cobalt is transferred to the offtaker.
Prior to January 1, 2024, cobalt was sold to a third-party sales agent who generally sold the cobalt to third party customers approved by Wheaton. Revenue from the sale of cobalt was recognized once the third-party customer and sales terms had been agreed to between Wheaton and the third-party sales agent, which was also the date that control of the cobalt was transferred to the third-party sales agent. Should the sales agent retain the cobalt for their own use, revenue was recognized once the sales terms have been agreed to between Wheaton and the third-party sales agent and the product has been delivered, which is also the date that control of the cobalt is transferred to the third-party sales agent.

7.	General and Administrative

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Corporate

Salaries and benefits	$3,734	$3,593	$7,698	$7,454

Depreciation	228	268	446	556

Professional fees	540	909	1,034	1,423

Business travel	584	311	868	652

Director fees	252	248	541	581

Business taxes	254	139	601	713

Audit and regulatory	871	1,337	1,749	2,169

Insurance	354	519	851	1,057

Other	924	952	2,207	2,016

General and administrative - corporate	$7,741	$8,276	$15,995	$16,621

Subsidiaries

Salaries and benefits	$1,349	$1,156	$2,750	$2,317

Depreciation	119	115	238	218

Professional fees	474	189	665	260

Business travel	152	94	223	147

Director fees	52	52	115	103

Business taxes	55	65	127	139

Insurance	14	11	31	27

Other	285	258	561	483

General and administrative - subsidiaries	$2,500	$1,940	$4,710	$3,694

Consolidated general and administrative	$10,241	$10,216	$20,705	$20,315

WHEATON PRECIOUS METALS 2024
SECOND
QUARTER REPORT - FINANCIAL STATEMENTS [14]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

8.	Share Based Compensation

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2024	2023	2024	2023

Equity settled share based compensation 1

Stock options	18.1	$698	$724	$1,372	$1,355

RSUs	18.2	957	1,135	1,881	2,047

Cash settled share based compensation

PSUs	19.1	$4,586	$2,625	$4,269	$8,479

Total share based compensation		$6,241	$4,484	$7,522	$11,881
1)  Equity settled share based compensation is a
non-cash
expense.

9.	Donations and Community Investments

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Local donations and community investments 1	$407	$407	$1,096	$942

Partner donations and community investments 2	296	1,533	1,177	2,376

Total donations and community investments	$703	$1,940	$2,273	$3,318
1)  The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)  The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.

10.	Other Income (Expense)

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2024	2023	2024	2023

Interest income		$4,396	$8,181	$10,134	$15,111

Dividend income		481	700	1,181	917

Foreign exchange gain (loss)		48	(202)	622	71

Gain (loss) on fair value adjustment of share purchase warrants held mandatorily measured at FVTNE 1		197	(280)	380	(105)

Other		-	293	-	260

Total other income (expense)		$5,122	$8,692	$12,317	$16,254
1)  FVTNE refers to Fair Value Through Net Earnings

11.	Accounts Receivable

(in thousands)	Note	June 30 2024	December 31 2023

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$8,703	$5,360

Trade receivables from sales of cobalt	6	-	3,975

Other accounts receivable		951	743

Total accounts receivable		$9,654	$10,078

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [15]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

12.	Mineral Stream Interests

	Six Months Ended June 30, 2024

	Cost			Accumulated Depletion & Impairment 1

(in thousands)	Balance Jan 1, 2024	Additions	Balance Jun 30, 2024	Balance Jan 1, 2024	Depletion	Balance Jun 30, 2024	Carrying Amount Jun 30, 2024

Gold interests

Salobo	$3,429,911	$-	$3,429,911	$(748,492)	$(43,103)	$(791,595)	$2,638,316

Sudbury 2	623,864	-	623,864	(361,379)	(12,258)	(373,637)	250,227

Constancia	140,058	-	140,058	(59,793)	(8,496)	(68,289)	71,769

San Dimas	220,429	-	220,429	(75,707)	(4,180)	(79,887)	140,542

Stillwater 3	239,352	-	239,352	(27,883)	(2,307)	(30,190)	209,162

Other 4	656,187	300,039	956,226	(52,498)	(661)	(53,159)	903,067

	$5,309,801	$300,039	$5,609,840	$(1,325,752)	$(71,005)	$(1,396,757)	$4,213,083

Silver interests

Peñasquito	$524,626	$-	524,626	$(248,394)	$(14,671)	$(263,065)	$261,561

Antamina	900,343	-	900,343	(380,813)	(13,134)	(393,947)	506,396

Constancia	302,948	-	302,948	(123,365)	(7,108)	(130,473)	172,475

Other 5	1,159,563	50,086	1,209,649	(577,450)	(7,583)	(585,033)	624,616

	$2,887,480	$50,086	$2,937,566	$(1,330,022)	$(42,496)	$(1,372,518)	$1,565,048

Palladium interests

Stillwater 3	$263,721	$-	$263,721	$(43,054)	$(3,971)	$(47,025)	$216,696

Platreef	-	78,815	78,815	-	-	-	78,815

	$263,721	$78,815	$342,536	$(43,054)	$(3,971)	$(47,025)	$295,511

Platinum interests

Marathon	$9,451	$-	$9,451	$-	$-	$-	$9,451

Platreef	-	57,585	57,585	-	-	-	57,585

	$9,451	$57,585	$67,036	$-	$-	$-	$67,036

Cobalt interests

Voisey’s Bay 6	$393,422	$-	$393,422	$(42,606)	$(3,942)	$(46,548)	$346,874

	$8,863,875	$486,525	$9,350,400	$(2,741,434)	$(121,414)	$(2,862,848)	$6,487,552

1)	Includes cumulative impairment charges to June 30, 2024 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba, Cangrejos, Curraghinalt, Platreef and Kudz Ze Kayah gold interests. The additions to other gold interests includes: Platreef - $275 million; Kudz Ze Kayah - $14 million; and Cangrejos - $10 million.

5)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, Curipamba. Mineral Park and Kudz Ze Kayah silver interests. The additions to other silver interests includes: Kudz Ze Kayah - $25 million and Mineral Park - $25 million.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [16]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

	Year Ended December 31, 2023

	Cost				Accumulated Depletion & Impairment 1
(in thousands)	Balance Jan 1, 2023	Additions	Disposal	Balance Dec 31, 2023	Balance Jan 1, 2023	Depletion	Balance Dec 31, 2023	Carrying Amount Dec 31, 2023

Gold interests

Salobo	$3,059,876	$370,035	$-	$3,429,911	$(676,614)	$(71,878)	$(748,492)	$2,681,419

Sudbury 2	623,864	-	-	623,864	(340,448)	(20,931)	(361,379)	262,485

Constancia	140,058	-	-	140,058	(44,475)	(15,318)	(59,793)	80,265

San Dimas	220,429	-	-	220,429	(64,564)	(11,143)	(75,707)	144,722

Stillwater 3	239,352	-	-	239,352	(23,500)	(4,383)	(27,883)	211,469

Other 4	545,391	152,169	(41,373)	656,187	(51,248)	(1,250)	(52,498)	603,689

	$4,828,970	$522,204	$(41,373)	$5,309,801	$(1,200,849)	$(124,903)	$(1,325,752)	$3,984,049

Silver interests

Peñasquito	$524,626	$-	$-	$524,626	$(230,952)	$(17,442)	$(248,394)	$276,232

Antamina	900,343	-	-	900,343	(354,975)	(25,838)	(380,813)	519,530

Constancia	302,948	-	-	302,948	(110,001)	(13,364)	(123,365)	179,583

Other 5	1,018,199	141,364	-	1,159,563	(565,103)	(12,347)	(577,450)	582,113

	$2,746,116	$141,364	$-	$2,887,480	$(1,261,031)	$(68,991)	$(1,330,022)	$1,557,458

Palladium interests

Stillwater 3	$263,721	$-	$-	$263,721	$(36,909)	$(6,145)	$(43,054)	$220,667

Platinum interests

Marathon	$9,428	$23	$-	$9,451	$-	$-	$-	$9,451

Cobalt interests

Voisey’s Bay 6	$393,422	$-	$-	$393,422	$(35,849)	$(6,757)	$(42,606)	$350,816

	$8,241,657	$663,591	$(41,373)	$8,863,875	$(2,534,638)	$(206,796)	$(2,741,434)	$6,122,441

1)	Includes cumulative impairment charges to December 31, 2023 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba, Cangrejos and Curraghinalt gold interests. The additions to other gold interests includes: Blackwater - $40 million; Goose - $63 million; Cangrejos - $29 million; and Curraghinalt - $20 million.

5)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, Curipamba and Mineral Park silver interests. The additions to other silver interests includes: Blackwater - $141 million.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [17]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	June 30, 2024			December 31, 2023

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Salobo	$2,312,141	$326,175	$2,638,316	$2,303,719	$377,700	$2,681,419

Sudbury 1	208,516	41,711	250,227	218,467	44,018	262,485

Constancia	68,164	3,605	71,769	74,758	5,507	80,265

San Dimas	51,247	89,295	140,542	55,428	89,294	144,722

Stillwater 2	189,528	19,634	209,162	186,668	24,801	211,469

Other 3	17,338	885,729	903,067	17,999	585,690	603,689

	$2,846,934	$1,366,149	$4,213,083	$2,857,039	$1,127,010	$3,984,049

Silver interests

Peñasquito	$261,561	$-	$261,561	$202,528	$73,704	$276,232

Antamina	159,378	347,018	506,396	172,512	347,018	519,530

Constancia	165,993	6,482	172,475	169,527	10,056	179,583

Other 4	130,897	493,719	624,616	130,462	451,651	582,113

	$717,829	$847,219	$1,565,048	$675,029	$882,429	$1,557,458

Palladium interests

Stillwater 2	$209,208	$7,488	$216,696	$211,959	$8,708	$220,667

Platreef	-	78,815	78,815	-	-	-

	$209,208	$86,303	$295,511	$211,959	$8,708	$220,667

Platinum interests

Marathon	$-	$9,451	$9,451	$-	$9,451	$9,451

Platreef	-	57,585	57,585	-	-	-

	$-	$67,036	$67,036	$-	$9,451	$9,451

Cobalt interests

Voisey’s Bay	$321,600	$25,274	$346,874	$321,454	$29,362	$350,816

	$4,095,571	$2,391,981	$6,487,552	$4,065,481	$2,056,960	$6,122,441

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba, Cangrejos, Curraghinalt, Platreef and Kudz Ze Kayah gold interests.
4)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [18]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Partial Disposition of Goose PMPA
On April 12, 2023, Sabina Gold & Silver Corp. (“Sabina”) announced that shareholders approved the proposed acquisition by B2Gold Corp. (“B2Gold”) of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Goose	$46,400

Less: 33% carrying value	(41,373)

Gain on partial disposal of the Goose PMPA	$5,027
Acquisition of Cangrejos PMPA
On May 16, 2023, the Company entered into a PMPA (the “Cangrejos PMPA”) with Lumina Gold Corp. (“Lumina”) in respect of its 100% owned Cangrejos gold-copper project located in El Oro Province, Ecuador. Under the terms of the agreement, Wheaton will purchase 6.6% of the payable gold production until 700,000 ounces of gold have been delivered, at which point the stream will be reduced to 4.4% of the payable gold production for the life of the mine. Under the terms of the Cangrejos PMPA, the Company is committed to pay Lumina total upfront cash payments of $300 million, $48 million of which is available pre-construction,
with the remainder to be paid in staged equal installments during construction of the mine, subject to various customary conditions being satisfied. As it relates to the $48 million, payments will be made in installments, including (i) $12 million which was paid on closing; (ii) $10 million that was paid on November 22, 2023 (six months after closing); (iii) $
9
 million that was paid on May 31, 2024 (12 months after closing); (iv) $
6

million payable on December 2, 2024 (modified from the original date of May 31, 2024) and (v) $11 million can be drawn upon for committed acquisition of surface rights, of which $
8

million has been paid to date.
In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $300 million, at which point the production payment will increase to 22% of the spot gold price.
Amendment to the Blackwater Gold PMPA
On December 13, 2021, the Company acquired the existing gold stream in respect of gold production from the Blackwater Project (the “Blackwater Gold PMPA”). On June 14, 2023, the Company amended the Blackwater Gold PMPA. Under the terms of the amended agreement, the Company is entitled to purchase an amount of gold equal to 8% of the payable gold production until 464,000 ounces have been delivered (previously 279,908 ounces), with this threshold to increase should there be a delay in the anticipated timing of deliveries. Once the threshold has been achieved, the Company’s attributable gold production will drop to 4% of payable gold production for the life of the mine. In exchange for the amendment, the
Company

paid total upfront cash consideration of $40 million.
Acquisition of Existing Platreef & Kudz Ze Kayah PMPAs
On February 27, 2024, the Company closed the previously announced agreement with certain entities advised by Orion Resource Partners (“Orion”) to acquire existing streams in respect of Ivanhoe Mines’ Platreef Project (the “Platreef Streams”) and BMC Minerals’ Kudz Ze Kayah (“KZK”) Project (the “Kudz Ze Kayah Streams”). On February 27, 2024, the Company paid $450 million to Orion, with an additional $5 million contingency payment due to Orion if the KZK project achieves certain milestones.
The Platreef Project is located in Johannesburg, South Africa. Under the Platreef Gold PMPA, the Company is entitled to purchase 62.5% of the payable gold until a total of 218,750 ounces of gold has been delivered to the Company, at which point the Company will be entitled to purchase 50% of the payable gold production until a total of 428,300 ounces of gold has been delivered. Once the threshold has been achieved, the Company will be entitled to purchase 3.125% of the payable gold production if certain conditions are met. Under the Platreef Gold PMPA, the Company will make ongoing payments for the gold ounces delivered equal to $100 per ounce until a total of 428,300 ounces of gold have been delivered, increasing to 80% of the spot price of gold thereafter.
Under the Platreef palladium and platinum PMPA (the “Platreef PGM PMPA”), the Company is entitled to purchase 5.25% of the payable palladium and platinum production until a total of 350,000 ounces of combined palladium and platinum have been received. Once the threshold has been achieved, the stream will be reduced to 3.0% of the payable palladium and platinum production until 485,115 ounces have been delivered, at which point the stream will be reduced to 0.1% of the payable palladium and platinum production if certain conditions are met. Under the Platreef PGM PMPA, the Company will make ongoing payments for the palladium and platinum ounces delivered equal to

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [19]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

30% of the respective spot prices until 485,115 combined ounces have been received, increasing to 80% of the spot price of palladium and platinum thereafter.
The Kudz Ze Kayah stream is located in Yukon, Canada. Under the Kudz Ze Kayah PMPA (the “KZK PMPA”), the Company is entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% depending on the timing of such deliveries, until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5.000% to 5.500% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered (for a total of 660,000 ounces of gold and 86.60 million ounces of silver), and thereafter ranging between 6.25% and 6.75%. Under the KZK PMPA, the Company will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot gold and silver price. Under the KZK PMPA, BMC Minerals has a buyback option to repurchase 50% of the stream for a period of 30 days after June 22, 2026, for $36 million.

13.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 25 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.
The following table summarizes the early deposit mineral stream interests owned by the Company as of June 30, 2024:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date 1	Upfront Consideration to be Paid 1, 2	Total Upfront Consideration¹	Gold	Silver	Term of Agreement

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine

			$46,352	$322,000	$368,352

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 25 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [20]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

14.	Mineral Royalty Interests
The following table summarizes mineral royalty interests owned by the Company as of June 30, 2024. To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Royalty Interests	Mine Owner	Location of Mine	Royalty 1	Upfront Consideration Paid to Date 2	Upfront Consideration to be Paid 2	Total Upfront Consideration 2	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	$-	$3,000	Life of Mine	07-Aug-2014

Brewery Creek 3	Victoria Gold	Canada	2.0% NSR	3,529	-	3,529	Life of Mine	04-Jan-2021

Black Pine 4	Liberty Gold	USA	0.5% NSR	3,600	-	3,600	Life of Mine	10-Sep-2023

Mt Todd 5	Vista	Australia	1.0% GR	20,000	-	20,000	Life of Mine	13-Dec-2023

DeLamar 6	Integra	USA	1.5% NSR	4,875	4,875	9,750	Life of Mine	20-Feb-2024

				$35,004	$4,875	$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)
The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn $2 million to the Company.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)
The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar Royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

15.	Long-Term Equity Investments

(in thousands)	June 30 2024	December 31 2023

Common shares held	$86,899	$246,026

Warrants held	1,172	652

Total long-term equity investments	$88,071	$246,678
Common Shares Held

	Three Months Ended June 30, 2024

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2024	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Jun 30, 2024	Realized Gain on Disposal

Bear Creek	15,707	6.90%	$2,608	$-	$-	$1,179	$3,787	$-

Kutcho	18,640	12.03%	1,651	-	-	596	2,248	-

Hecla	-	-	168,255	-	(177,088)	8,833	-	35,768

B2Gold	12,025	0.92%	31,504	-	-	739	32,243	-

Other			41,660	-	-	6,962	48,621	-

Total			$245,678	$-	$(177,088)	$18,309	$86,899	$35,768

1)	The disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.
2)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [21]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

	Three Months Ended June 30, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2023	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Jun 30, 2023	Realized Loss on Disposal

Bear Creek	13,264	8.58%	$ 6,763	$-	$-	$(1,253)	$5,510	$-

Sabina	-	-	47,104	-	(48,832)	1,728	-	872

Kutcho	18,640	13.27%	3,994	-	-	(1,390)	2,604	-

Hecla	34,980	5.71%	221,628	-	(202)	(41,277)	180,149	73

B2Gold	12,025	0.93%	-	48,832	-	(5,965)	42,867	-

Other			28,841	31	-	(4,926)	23,946	-

Total			$308,330	$48,863	$ (49,034)	$(53,083)	$255,076	$945

1)
The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Six Months Ended June 30, 2024

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2023	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Jun 30, 2024	Realized Gain (Loss) on Disposal

Bear Creek	15,707	6.90%	$2,138	$-	$-	$1,649	$3,787	$-

Kutcho	18,640	12.03%	1,551	-	-	697	2,248	-

Hecla	-	-	168,255	-	(177,088)	8,833	-	35,768

B2Gold	12,025	0.92%	38,094	-	-	(5,851)	32,243	-

Other			35,988	5,121	-	7,512	48,621	-

Total			$246,026	$5,121	$(177,088)	$12,840	$86,899	$35,768

1)	The disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Six Months Ended June 30, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Jun 30, 2023	Realized Loss on Disposal

Bear Creek	13,264	8.58%	$7,443	$-	$-	$(1,933)	$5,510	$-

Sabina	-	-	30,535	-	(48,832)	18,297	-	872

Kutcho	18,640	13.27%	3,097	-	-	(493)	2,604	-

Hecla	34,980	5.71%	194,668	-	(202)	(14,317)	180,149	73

B2Gold	12,025	0.93%	-	48,832	-	(5,965)	42,867	-

Other			19,792	8,199	(27)	(4,018)	23,946	(990)

Total			$255,535	$57,031	$(49,061)	$(8,429)	$255,076	$(45)

1)
The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [22]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.
By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

16.	Credit Facilities

16.1.	Sustainability-Linked Revolving Credit Facility
On June 25, 2024, the term of the Company’s undrawn $2
billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on June 25, 2029.
The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at June 30, 2024 and 2023.
At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) the Secured Overnight Financing Rate (“SOFR”) plus 1.10% to 2.15%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Under both options, the interest rate shall not be less than 0%. In connection with the extension, the interest rate paid on drawn amounts will be adjusted by up to +/- 0.05% based upon the Company’s performance in three sustainability-related areas including climate change, diversity and overall performance in sustainability. During the three and six months ended June 30, 2024 and 2023, the stand-by
fee rate was 0.20%.
The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. In connection with the Revolving Facility, there is $6 million unamortized debt issue costs which have been recorded as a long-term asset under the classification Other (see Note 24).

16.2.	Lease Liabilities
The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	June 30 2024	December 31 2023

Current portion	$435	$604

Long-term portion	5,301	5,625

Total lease liabilities	$5,736	$6,229
The maturity analysis, on an undiscounted basis, of these leases is as follows:

(in thousands)	June 30 2024

Not later than 1 year	$708

Later than 1 year and not later than 5 years	2,554

Later than 5 years	4,249

Total lease liabilities	$7,511

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [23]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

16.3.	Finance Costs
A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2024	2023	2024	2023

Costs related to undrawn credit facilities	16.1	$1,340	$1,272	$2,677	$2,589

Interest expense - lease liabilities	16.2	72	36	145	53

Letters of guarantee		(113)	44	(81)	89

Total finance costs		$1,299	$1,352	$2,741	$2,731

17.	Issued Capital

(in thousands)	Note	June 30 2024	December 31 2023

Issued capital

Share capital issued and outstanding: 453,635,246 common shares (December 31, 2023: 453,069,254 common shares)	17.1	$3,796,172	$3,777,323

17.1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at June 30, 2024 and 2023, the Company had no preference shares outstanding.
A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2023 to June 30, 2024 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2023	452,318,526

Share purchase options exercised 1	397,636	Cdn$31.17

Restricted share units released 1	59,672	Cdn$0.00

At March 31, 2023	452,775,834

Share purchase options exercised 1	32,611	Cdn$35.78

Restricted share units released 1	60,155	Cdn$0.00

Dividend reinvestment plan 2	100,732	US$47.23

At June 30, 2023	452,969,332

Share purchase options exercised 1	58,675	Cdn$42.36

Dividend reinvestment plan 2	41,247	US$45.50

At December 31, 2023	453,069,254

Share purchase options exercised 1	158,148	Cdn$33.20

Restricted share units released 1	68,277	Cdn$0.00

At March 31, 2024	453,295,679

Share purchase options exercised 1	311,211	Cdn$36.79

Restricted share units released 1	1,217	Cdn$0.00

Dividend reinvestment plan 2	27,139	US$51.95

At June 30, 2024	453,635,246

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [24]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

At the Market Equity Program
The Company has established an
at-the-market
equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.
Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at June 30, 2024 and 2023, the Company has not issued any shares under the ATM program.

17.2.	Dividends Declared

	Three Months Ended June 30				Six Months Ended June 30

(in thousands, except per share amounts)	2024		2023		2024		2023

Dividends declared per share	$0.155		$0.150		$0.310		$0.300

Average number of shares eligible for dividend	453,376		452,919		453,334		452,827

Total dividends declared	$70,273		$67,938		$140,534		$135,848

Paid as follows:

Cash	$69,913	99%	$65,857	97%	$139,124	99%	$131,091	96%

DRIP 1	360	1%	2,081	3%	1,410	1%	4,757	4%

Total dividends declared	$70,273	100%	$67,938	100%	$140,534	100%	$135,848	100%

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [25]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

18.	Reserves

(in thousands)	Note	June 30 2024	December 31 2023

Reserves
Share purchase options	18.1	$22,106	$22,907
Restricted share units	18.2	6,874	8,006
Long-term investment revaluation reserve, net of tax	18.3	(91,166)	(71,004)

Total reserves		$(62,186)	$(40,091)

18.1.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.
Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out
periods.
The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing
36-month
historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Six Months Ended June 30

	2024	2023

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$59.79	Cdn$59.41

Expected dividend yield	1.45%	1.39%

Expected volatility	30%	30%

Risk-free interest rate	4.10%	3.40%

Expected option life, in years	3.0	3.0

Weighted average fair value per option granted	Cdn$13.39	Cdn$12.89

Number of options issued during the period	305,710	316,580

Total fair value of options issued (000’s)	$ 3,022	$ 2,972

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [26]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at June 30, 2024:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$32.96¹	11,285	-	11,285	0.7 years

$33.47	6,100	-	6,100	0.7 years

$49.86	227,106	-	227,106	3.7 years

$54.68¹	21,250	-	21,250	3.7 years

$59.22¹	11,538	30,550	42,088	5.7 years

$59.41	79,973	165,136	245,109	5.7 years

$59.79	-	237,180	237,180	6.7 years

$60.00	138,705	72,473	211,178	4.7 years

$60.43¹	-	68,530	68,530	6.7 years

$64.27¹	19,093	12,713	31,806	4.7 years

	515,050	586,582	1,101,632	5.2 years

1)	US$ share purchase options converted to Cdn$ using the exchange rate of 1.3687, being the Cdn$/US$ exchange rate at June 30, 2024.
A continuity schedule of the Company’s outstanding share purchase options from January 1, 2023 to June 30, 2024 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2023	1,478,300	Cdn$41.37

Granted (fair value - $3 million or Cdn$12.89 per option)	316,580	59.41

Exercised	(397,636)	31.17

Forfeited	(1,300)	55.01

At March 31, 2023	1,395,944	Cdn$48.32

Exercised	(32,611)	35.77

Forfeited	(1,450)	59.69

At June 30, 2023	1,361,883	Cdn$48.43

Exercised	(58,675)	42.36

Forfeited	(33,187)	59.60

At December 31, 2023	1,270,021	Cdn$48.47

Granted (fair value - $3 million or Cdn$13.39 per option)	305,710	59.79

Exercised	(158,148)	33.20

At March 31, 2024	1,417,583	Cdn$52.75

Exercised	(311,211)	36.79

Forfeited	(4,740)	59.59

At June 30, 2024	1,101,632	Cdn$57.33
As it relates to share purchase options, during the three months ended June 30, 2024, the weighted average share price at the time of exercise was Cdn$75.68 per share (six months - Cdn$70.80 per share), as compared to Cdn$68.37 per share (six months - Cdn$63.57 per share) during the comparable period in 2023.

18.2.	Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years.
Compensation expense related to RSUs is recognized over the vesting period based

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [27]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest.
The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.
RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.
A continuity schedule of the Company’s restricted share units outstanding from January 1, 2023 to June 30, 2024 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2023	350,206	$31.25

Granted (fair value - $4 million)	92,880	43.27

Released	(59,672)	41.64

Forfeited	(290)	43.58

At March 31, 2023	383,124	$32.54

Granted	1,110	50.26

Released	(60,155)	24.64

Forfeited	(320)	45.11

At June 30, 2023	323,759	$34.05

Forfeited	(7,423)	44.39

At December 31, 2023	316,336	$33.81

Granted (fair value - $4 million)	90,120	44.16

Released	(68,277)	43.35

At March 31, 2024	338,179	$34.64

Granted	1,010	54.55

Released	(1,217)	43.73

Forfeited	(1,043)	44.40

At June 30, 2024	336,929	$34.64

18.3.	Long-Term Investment Revaluation Reserve
The Company’s long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.
Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [28]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2023 to June 30, 2024 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2023		$(40,626)	$(6,624)	$(47,250)

Unrealized gain (loss) on LTIs 1		44,654	(3,954)	40,700

Reallocate reserve to retained earnings upon disposal of LTIs 1	15	990	-	990

At March 31, 2023		$5,018	$(10,578)	$(5,560)

Unrealized gain (loss) on LTIs 1		(53,083)	6,044	(47,039)

Reallocate reserve to retained earnings upon disposal of LTIs 1		(1,831)	-	(1,831)

At June 30, 2023		$(49,896)	$(4,534)	$(54,430)

Unrealized gain (loss) on LTIs 1		(18,203)	1,629	(16,574)

At December 31, 2023		$(68,099)	$(2,905)	$(71,004)

Unrealized gain (loss) on LTIs 1		(5,470)	(96)	(5,566)

At March 31, 2024		$(73,569)	$(3,001)	$(76,570)

Unrealized gain (loss) on LTIs 1		18,309	(1,327)	16,982

Reallocate reserve to retained earnings upon disposal of LTIs 1	15	(35,768)	4,190	(31,578)

At June 30, 2024		$(91,028)	$(138)	$(91,166)

1)	LTIs refers to long-term investments in common shares held.

19.	Share Based Compensation
The Company’s share based compensation consists of share purchase options (Note 18.1), restricted share units (Note 18.2) and performance share units (Note 19.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

19.1.	Performance Share Units (“PSUs”)
The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200%
and is determined by comparing the Company’s total shareholder return (“TSR”) to those achieved by various peer companies and the price of gold and silver.
Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [29]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2023 to June 30, 2024 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2023	444,620	$21,239

Granted	135,690	-

Accrual related to the fair value of the PSUs outstanding	-	5,855

Foreign exchange adjustment	-	13

Paid	(191,980)	(16,675)

At March 31, 2023	388,330	$10,432

Accrual related to the fair value of the PSUs outstanding	-	2,645

Foreign exchange adjustment	-	185

Forfeited	(1,280)	(21)

At June 30, 2023	387,050	$13,241

Accrual related to the fair value of the PSUs outstanding	-	8,170

Foreign exchange adjustment	-	59

Forfeited	(14,590)	(344)

At December 31, 2023	372,460	$21,126

Granted	135,220	-

Accrual related to the fair value of the PSUs outstanding	-	(317)

Foreign exchange adjustment	-	(428)

Paid	(126,590)	(11,129)

At March 31, 2024	381,090	$9,252

Accrual related to the fair value of the PSUs outstanding	-	4,635

Foreign exchange adjustment	-	(79)

Forfeited	(2,120)	(49)

At June 30, 2024	378,970	$13,759
A summary of the PSUs outstanding at June 30, 2024 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Jun 30, 2024	PSU Liability at Jun 30, 2024
2022	2025	118,240	$55.30	162%	76%	$8,099
2023	2026	125,510	$54.50	168%	43%	4,937
2024	2027	135,220	$54.27	108%	9%	723

		378,970				$13,759

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [30]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

20.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.
Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Basic weighted average number of shares outstanding	453,430	452,892	453,262	452,633

Effect of dilutive securities

Share purchase options	337	332	298	381

Restricted share units	337	351	328	354

Diluted weighted average number of shares outstanding	454,104	453,575	453,888	453,368
The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$73.11 (six months - Cdn$67.14), compared to Cdn$63.69 (six months - Cdn$61.40) for the comparable period in 2023.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Share purchase options	-	-	-	53

21.	Supplemental Cash Flow Information
Change in
Non-Cash
Working Capital

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Change in non-cash working capital

Accounts receivable	$(4,039)	$2,132	$406	$2,981

Accounts payable and accrued liabilities	1,399	452	(1,262)	(3,004)

Other	(1,024)	(899)	(652)	(364)

Total change in non-cash working capital	$(3,664)	$1,685	$(1,508)	$(387)
Non-Cash
Transactions – Receipt of Shares as Consideration for Disposal of Long-Term Equity Investments
During the six months ended June 30, 2023, the Company received common shares valued at $48 million as consideration for the disposal of long-term equity investments.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [31]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Cash and Cash Equivalents

(in thousands)	June 30 2024	December 31 2023
Cash and cash equivalents comprised of:

Cash	$490,885	$211,430

Cash equivalents	49,332	335,097

Total cash and cash equivalents	$540,217	$546,527
Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

22.	Income Taxes
A summary of the Company’s income tax expense (recovery) is as follows:
Income Tax Expense (Recovery) in Net Earnings

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023
Current income tax expense (recovery)	$(2,868)	$80	$(2,809)	$(2,560)
Global minimum income tax expense	50,510	-	50,510	-
Total current income tax expense (recovery)	$47,642	$80	$47,701	$(2,560)
Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$4,271	$1,701	$4,495	$3,061

Write down (reversal of write down) or recognition of prior period temporary differences	(1,400)	4,354	(1,711)	(946)

Total deferred income tax expense	$2,871	$6,055	$2,784	$2,115
Total income tax expense (recovery) recognized in net earnings	$50,513	$6,135	$50,485	$(445)
Income Tax Expense (Recovery) in Other Comprehensive Income

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Current income tax expense (recovery) related to LTIs - common shares held	$4,190	$-	$4,190	$-
Deferred income tax expense (recovery) related to LTIs - common shares held	(2,863)	(6,044)	(2,766)	(2,090)

Income tax expense (recovery) recognized in OCI	$1,327	$(6,044)	$1,424	$(2,090)

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [32]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Income Tax Rate Reconciliation
The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2024	2023	2024	2023

Earnings before income taxes	$172,830	$147,583	$336,843	$252,394

Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%

Income tax expense (recovery) based on above rates	$46,664	$39,847	$90,948	$68,146

Non-deductible stock based compensation and other	421	547	770	886

Differences in tax rates in foreign jurisdictions 1	(46,211)	(39,044)	(90,576)	(68,938)

Global minimum tax expense	50,510	-	50,510	-

Current period unrecognized temporary differences	529	431	544	407

Write down (reversal of write down) or recognition of prior period temporary differences	(1,400)	4,354	(1,711)	(946)

Total income tax expense (recovery) recognized in net earnings	$50,513	$6,135	$50,485	$(445)

Effective Tax Rate	29%	4%	15%	0%

1)	During the six months ended June 30, 2024, the Company’s subsidiaries generated net earnings of $337 million, as compared to $257 million during the comparable period of the prior year.
Pillar II Tax Expense - Global Minimum Tax
On June 20, 2024, Canada’s Global Minimum Tax Act (“GMTA”), received royal assent. The GMTA enacts the OECD Pillar Two model rules (“Pillar Two”) where in scope companies will be subject to a 15% global minimum tax (GMT) for fiscal years commencing on or after December 31, 2023. With the enactment of the GMTA on June 20, 2024
, the income of the Company’s Cayman Island subsidiaries, who have a statutory tax rate of
 0%, is subject to the GMTA and an amount of $51 million current tax expense associated with GMT was recorded for the period from January 1, 2024 to June 30,
2024. GMT accrued to December 31, 2024 is payable on or before June 30, 2026 (18 months following year-end) and accordingly is classified as non-current.
To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [33]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Current Income Taxes (Payable) Receivable
The movement in current income taxes (payable) receivable for the six months ended June 30, 2024 is as follows:

(in thousands)	Current Taxes (Payable) Receivable

Current taxes receivable - December 31, 2023	$5,935

Current income tax recovery - income statement	2,809

Global minimum income tax expense	(50,510)

Current income tax expense - statement of OCI	(4,190)

Income taxes paid	191

Foreign exchange adjustments	(201)

Current taxes payable - June 30, 2024	$(45,966)

Comprised of:

Current income taxes receivable	$4,544

Non-current global minimum income tax payable	(50,510)

Current taxes payable - June 30, 2024	$(45,966)
Deferred Income Taxes
The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the six months ended June 30, 2024 and the year ended December 31, 2023 is shown below:

	Six Months Ended June 30, 2024

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Closing Balance

Deferred tax assets

Non-capital loss carryforward 1	$810	$(810)	$-	$-

Capital loss carryforward	956	(317)	(639)	-

Other 2	4,135	(1,957)	-	2,178

Deferred tax liabilities

Debt financing fees 3	(818)	4	-	(814)

Unrealized gains on long-term investments	(4,415)	732	3,405	(278)

Mineral stream interests 4	(668)	(418)	-	(1,086)

Foreign withholding tax	(232)	(18)	-	(250)

Total	$(232)	$(2,784)	$2,766	$(250)

1)	As at June 30, 2024, the Company had no non-capital losses available to recognize against deferred tax liabilities.
2)	Other includes capital assets, PSU and pension liabilities.
3)
Debt and share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)
The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production
basis as described in Note 12.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [34]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

	Year Ended December 31, 2023

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Closing Balance

Deferred tax assets

Non-capital loss carryforward	$-	$810	$-	$810

Capital loss carryforward	792	40	124	956

Other	4,256	(121)	-	4,135

Deferred tax liabilities

Debt and share financing fees	(774)	(44)	-	(818)

Unrealized gains on long-term investments	(8,006)	(4)	3,595	(4,415)

Mineral stream interests	3,732	(4,400)	-	(668)

Foreign withholding tax	(165)	(67)	-	(232)

Total	$(165)	$(3,786)	$3,719	$(232)
Deferred income tax assets in Canada not recognized are shown below:

(in thousands)	June 30 2024	December 31 2023

Mineral stream interests	$7,314	$8,804

Other	2,727	2,376

Unrealized losses on long-term investments	12,575	12,912

Total	$22,616	$24,092

1)	As at June 30, 2024, the Company had fully recognized the tax effect of non-capital losses.

23.	Other Current Assets
The composition of other current assets is shown below:

(in thousands)	Note	June 30 2024	December 31 2023

Prepaid expenses		$3,892	$2,628

Other		506	871

Total other current assets		$4,398	$3,499

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [35]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

24.	Other Long-Term Assets
The composition of other long-term assets is shown below:

(in thousands)	Note	June 30 2024	December 31 2023

Intangible assets		$1,695	$1,886

Debt issue costs - Revolving Facility	16.1	5,781	5,496

Refundable deposit - 777 PMPA		9,063	8,717

Subscription Rights		-	4,510

Other		5,734	5,861

Total other long-term assets		$22,273	$26,470
Subscription Rights
The subscription rights were converted to common shares during the first quarter of 2024 and were reclassified to Long-Term Equity Investments.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [36]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

25.	Commitments and Contingencies
Mineral Stream Interests
The following tables summarize the Company’s commitments to make per-ounce
or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:
Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1	Term of Agreement		Date of Original Contract
Constancia	50%		$ 420 ²	Life of Mine		8-Aug-12
Salobo	75%		$ 425	Life of Mine		28-Feb-13
Sudbury	70%		$ 400	20 years		28-Feb-13
San Dimas	variable	³	$637	Life of Mine		10-May-18
Stillwater	100%		18% 4	Life of Mine		16-Jul-18
Marathon	100%	5	18% 4	Life of Mine		26-Jan-22
Other
Minto	100%	6	50% 6	Life of Mine		20-Nov-08
Copper World	100%		$450	Life of Mine		10-Feb-10
Marmato	10.5%	5	18% 4	Life of Mine		5-Nov-20
Santo Domingo	100%	5	18% 4	Life of Mine		24-Mar-21
Fenix	6%	5	18% 4	Life of Mine		15-Nov-21
Blackwater	8%	5	35%	Life of Mine		13-Dec-21
Curipamba	50%	5	18% 4	Life of Mine		17-Jan-22
Goose	2.78%	5	18% 4	Life of Mine		8-Feb-22
Cangrejos	6.6%	5	18% 4	Life of Mine		16-May-23
Platreef	62.5%	5	$ 100 5	Life of Mine	5	7-Dec-21	8
Curraghinalt	3.05%	5	18% 4	Life of Mine		15-Nov-23
Kudz Ze Kayah	6.875%	7	20%	Life of Mine		22-Dec-21	8
Early Deposit
Toroparu	10%		$400	Life of Mine		11-Nov-13
Cotabambas	25%	5	$450	Life of Mine		21-Mar-16
Kutcho	100%		20%	Life of Mine		14-Dec-17

1)
The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.	Fenix – reduced to 4% once the Company has received 90,000 ounces of gold, with a further reduction to 3.5% once the Company has received 140,000 ounces.
e.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
f.	Curipamba – reduced to 33% once the Company has received 145,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
i.
Platreef – reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

j.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
k.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)
The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp., announced the suspension of operations at the Minto mine.

7)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs .

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [37]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment 1	Term of Agreement	Date of Original Contract
Peñasquito	25%	$4.50	Life of Mine	24-Jul-07
Constancia	100%	$6.20 ²	Life of Mine	8-Aug-12
Antamina	33.75%	20%	Life of Mine	3-Nov-15
Other
Los Filos	100%	$4.68	25 years	15-Oct-04
Zinkgruvan	100%	$4.68	Life of Mine	8-Dec-04
Stratoni	100%	$11.54	Life of Mine	23-Apr-07
Neves-Corvo	100%	$4.50	50 years	5-Jun-07
Aljustrel	100% ³	50%	50 years	5-Jun-07
Minto	100% 4	$4.39	Life of Mine	20-Nov-08
Pascua-Lama	25%	$3.90	Life of Mine	8-Sep-09
Copper World	100%	$3.90	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$4.00	Life of Mine	n/a	5
Marmato	100% 6	18% 7	Life of Mine	5-Nov-20
Cozamin	50% 6	10%	Life of Mine	11-Dec-20
Blackwater	50% 6	18% 7	Life of Mine	13-Dec-21
Curipamba	75%	18% 7	Life of Mine	17-Jan-22
Mineral Park	100%	18% 7	Life of Mine	24-Oct-23
Kudz Ze Kayah	6.875 8	20%	Life of Mine	22-Dec-21	9
Early Deposit
Toroparu	50%	$3.90	Life of Mine	11-Nov-13
Cotabambas	100% 6	$5.90	Life of Mine	21-Mar-16
Kutcho	100%	20%	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)
Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

4)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
5)	Terms of the agreement not yet finalized.
6)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
b.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
c.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

9)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [38]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment 1	Term of Agreement		Date of Original Contract

Palladium
Stillwater	4.5% ²	18% ³	Life of Mine		16-Jul-18
Platreef	5.25% ²	30% ²	Life of Mine	²	7-Dec-21	4

Platinum
Marathon	22% ²	18% ³	Life of Mine		26-Jan-22
Platreef	5.25% ²	30% ²	Life of Mine	²	7-Dec-21	4

Cobalt
Voisey’s Bay	42.4% ²	18% ³	Life of Mine		11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.
Platreef – reduced to
3
% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22 % once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.
Other Contractual Obligations and Contingencies

	Projected Payment Dates 1

(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total

Payments for mineral stream interests & royalty

Salobo 2	$163,000	$-	$16,000	$64,000	$243,000

Copper World 3	-	131,429	99,721	-	231,150

Marmato	40,016	81,984	-	-	122,000

Santo Domingo	-	162,500	97,500	-	260,000

Fenix Gold	25,000	-	-	-	25,000

Curipamba	250	162,000	-	-	162,250

Marathon	-	146,124	-	-	146,124

Cangrejos	9,100	126,000	126,000	-	261,100

Curraghinalt	-	55,000	-	-	55,000

Loma de La Plata	-	-	-	32,400	32,400

Mineral Park	90,000	-	-	-	90,000

Kudz Ze Kayah	5,000	-	-	-	5,000

DeLamar Royalty	4,875	-	-	-	4,875

Payments for early deposit mineral stream interest

Cotabambas	-	-	-	126,000	126,000

Toroparu	-	-	-	138,000	138,000

Kutcho	-	-	-	58,000	58,000
Leases liabilities	440	1,170	1,293	4,608	7,511

Total contractual obligations	$337,681	$866,207	$340,514	$423,008	$1,967,410

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3)	Figure includes contingent transaction costs of $1 million.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [39]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Salobo
The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the fourth quarter of 2024. On November 21, 2023, the Company and Vale jointly announced the successful completion of the throughput test for the first phase of the Salobo III expansion project, with the Salobo complex exceeding an average throughput of 32 Mtpa over a
90-day
period. As a result, Wheaton paid Vale $370 million on December 1, 2023, representing the amount due for completion of the first phase of the Salobo III expansion project.
The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale expands actual throughput above 35 Mtpa for a period of 90 days. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $163 million if throughput is expanded beyond 35 Mtpa by January 1, 2025.
In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a
10-year
period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.
Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.
Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.
Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.
Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $25 million, payable subject to certain customary conditions.
Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.2 million, which includes $250,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.
Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $146 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.
Cangrejos
Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023 and amended on May 31, 2024, the Company is committed to pay additional upfront consideration of $261 million. Of this amount, $6 million is payable on December 2, 2024, $3 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [40]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Curraghinalt
Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.
Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.
Mineral Park
Under the terms of the Mineral Park PMPA, the Company is committed to pay additional
upfront cash payments of $90 million in three payments during construction through two installments of $25 million and a final installment of $40 million.
The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.
Kudz Ze Kayah
Under the terms of the Kudz Ze Kayah PMPA (“KZK”), an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.
DeLamar Royalty
Under the terms of the royalty agreement with Integra, the Company is committed to pay additional upfront cash payment of $5 million to advance DeLamar project. The payment was made on July 8, 2024.
Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.
Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.
Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.
Taxes – Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production
basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).
In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.
Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [41]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.
Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.
Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.
It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.
From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.
General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [42]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

26.	Segmented Information
Operating Segments
The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended June 30, 2024
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$129,466	$23,337	$20,783	$85,346	$105,795	$2,638,316

Sudbury 1	13,383	2,272	7,530	3,581	11,106	250,227

Constancia	15,640	2,791	2,143	10,706	12,849	71,769

San Dimas	16,021	4,320	1,971	9,730	11,701	140,542

Stillwater	6,190	1,090	1,106	3,994	5,100	209,162

Other 2	1,450	256	324	870	1,195	903,067

Total gold interests	$182,150	$34,066	$33,857	$114,227	$147,746	$4,213,083

Silver

Peñasquito	$42,599	$6,667	$7,197	$28,735	$35,932	$261,561

Antamina	26,365	5,270	7,758	13,337	21,095	506,396

Constancia	12,122	2,614	2,574	6,934	9,508	172,475

Other 3	30,205	4,363	4,506	21,336	21,614	624,616

Total silver interests	$111,291	$18,914	$22,035	$70,342	$88,149	$1,565,048

Palladium

Stillwater	$4,210	$753	$1,846	$1,611	$3,457	$216,696

Platreef	-	-	-	-	-	78,815

Total palladium interests	$4,210	$753	$1,846	$1,611	$3,457	$295,511

Platinum

Marathon	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	57,585

Total platinum interests	$-	$-	$-	$-	$-	$67,036

Cobalt

Voisey’s Bay	$1,413	$274	$1,127	$12	$2,081	$346,874

Total mineral stream interests	$299,064	$54,007	$58,865	$186,192	$241,433	$6,487,552

Other

General and administrative				$(10,241)	$(8,962)

Share based compensation				(6,241)	-

Donations and community investments				(703)	(614)

Finance costs				(1,299)	(1,057)

Other				5,122	3,668

Income tax				(50,513)	(75)

Total other				$(63,875)	$(7,040)	$759,530

Consolidated				$122,317	$234,393	$7,247,082

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Marmato gold interest as well as the non-operating
Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating
Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [43]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Three Months Ended June 30, 2023
(in thousands)	Sales	Cost of Sales	Depletion	Gain on Disposal 1	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$91,350	$19,351	$15,209	$-	$56,790	$71,999	$2,356,169

Sudbury 2	9,549	1,910	4,892	-	2,747	7,579	274,048

Constancia	19,090	4,004	3,037	-	12,049	15,085	90,469

San Dimas	22,532	7,131	2,947	-	12,454	15,401	150,154

Stillwater	4,356	785	1,120	-	2,451	3,571	213,663

Other 3	2,634	1,494	246	-	894	1,252	537,197

Total gold interests	$149,511	$34,675	$27,451	$-	$87,385	$114,887	$3,621,700

Silver

Peñasquito	$46,291	$8,475	$7,775	$-	$30,041	$37,816	$279,872

Antamina	23,302	4,523	6,794	-	11,985	18,780	532,828

Constancia	16,322	4,142	4,212	-	7,968	12,180	186,452

Other 4	21,166	5,094	3,068	5,027	18,031	15,878	482,572

Total silver interests	$107,081	$22,234	$21,849	$5,027	$68,025	$84,654	$1,481,724

Palladium

Stillwater	$4,879	$887	$1,510	$-	$2,482	$3,993	$224,099

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,448

Cobalt

Voisey’s Bay	$3,501	$846	$3,664	$-	$(1,009)	$4,335	$354,195

Total mineral stream interests	$264,972	$58,642	$54,474	$5,027	$156,883	$207,869	$5,691,166

Other

General and administrative					$(10,216)	$(9,544)

Share based compensation					(4,484)	-

Donations and community investments					(1,940)	(1,738)

Finance costs					(1,352)	(999)

Other					8,692	7,776

Income tax					(6,135)	(988)

Total other					$(15,435)	$(5,493)	$1,188,739

Consolidated					$141,448	$202,376	$6,879,905

1)	See Note 12 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating
Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

4)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating
 Minto,
777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [44]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Six Months Ended June 30, 2024
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$247,317	$47,472	$43,103	$156,742	$199,845	$2,638,316

Sudbury 1	21,844	3,923	12,258	5,663	17,920	250,227

Constancia	57,363	11,251	8,496	37,616	46,112	71,769

San Dimas	32,469	9,322	4,180	18,967	23,147	140,542

Stillwater	11,073	1,965	2,307	6,801	9,108	209,162

Other 2	2,773	494	661	1,618	2,279	903,067

Total gold interests	$372,839	$74,427	$71,005	$227,407	$298,411	$4,213,083

Silver

Peñasquito	$86,249	$14,942	$14,671	$56,636	$71,307	$261,561

Antamina	44,453	8,835	13,134	22,484	35,618	506,396

Constancia	29,358	7,116	7,108	15,134	22,242	172,475

Other 3	47,889	7,433	7,583	32,873	37,433	624,616

Total silver interests	$207,949	$38,326	$42,496	$127,127	$166,600	$1,565,048

Palladium

Stillwater	$8,887	$1,622	$3,971	$3,294	$7,265	$216,696

Platreef	-	-	-	-	-	78,815

Total palladium interests	$8,887	$1,622	$3,971	$3,294	$7,265	$295,511

Platinum

Marathon	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	57,585

Total platinum interests	$-	$-	$-	$-	$-	$67,036

Cobalt

Voisey’s Bay	$6,195	$1,187	$5,069	$(61)	$9,087	$346,874

Total mineral stream interests	$595,870	$115,562	$122,541	$357,767	$481,363	$6,487,552

Other

General and administrative				$(20,705)	$(24,920)

Share based compensation				(7,522)	(11,129)

Donations and community investments				(2,273)	(1,988)

Finance costs				(2,741)	(2,182)

Other				12,317	12,820

Income tax				(50,485)	(191)

Total other				$(71,409)	$(27,590)	$759,530

Consolidated				$286,358	$453,773	$7,247,082

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Marmato gold interest as well as the non-operating
Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating
Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [45]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Six Months Ended June 30, 2023
(in thousands)	Sales	Cost of Sales	Depletion	Gain on Disposal 1	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Gold

Salobo	$159,825	$34,471	$27,093	$-	$98,261	$125,353	$2,356,169

Sudbury 2	17,866	3,657	9,368	-	4,841	13,925	274,048

Constancia	31,615	6,742	5,114	-	19,759	24,873	90,469

San Dimas	42,812	13,782	5,711	-	23,319	29,030	150,154

Stillwater	8,343	1,483	2,189	-	4,671	6,860	213,663

Other 3	8,247	5,576	498	-	2,173	2,407	537,197

Total gold interests	$268,708	$65,711	$49,973	$-	$153,024	$202,448	$3,621,700

Silver

Peñasquito	$80,162	$15,043	$13,802	$-	$51,317	$65,119	$279,872

Antamina	41,897	8,229	12,540	-	21,128	33,668	532,828

Constancia	24,674	6,387	6,495	-	11,792	18,288	186,452

Other 4	46,025	11,572	5,812	5,027	33,668	35,925	482,572

Total silver interests	$192,758	$41,231	$38,649	$5,027	$117,905	$153,000	$1,481,724

Palladium

Stillwater	$9,614	$1,752	$2,713	$-	$5,149	$7,862	$224,099

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,448

Cobalt

Voisey’s Bay	$8,357	$1,912	$8,138	$-	$(1,693)	$8,820	$354,195

Total mineral stream interests	$479,437	$110,606	$99,473	$5,027	$274,385	$372,130	$5,691,166

Other

General and administrative					$(20,315)	$(23,384)

Share based compensation					(11,881)	(16,675)

Donations and community investments					(3,318)	(3,146)

Finance costs					(2,731)	(2,066)

Other					16,254	14,955

Income tax					445	(4,332)

Total other					$(21,546)	$(34,648)	$1,188,739

Consolidated					$252,839	$337,482	$6,879,905

1)	See Notes 12 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)
Where a gold interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

4)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating
 Minto,
777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [46]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

Geographical Areas
The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales					Carrying Amount at June 30, 2024

(in thousands)	Three Month Ended Jun 30, 2024		Six Months Ended Jun 30, 2024		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$14,796	5%	$28,039	5%	$710,047	$165,985	$-	$9,452	$346,874	$1,232,358

United States	10,400	3%	19,960	3%	209,163	26,299	216,696	-	-	452,158

Mexico	63,876	21%	128,506	22%	140,539	375,761	-	-	-	516,300

Europe

Portugal	6,649	2%	12,469	2%	-	16,989	-	-	-	16,989

Sweden	18,100	6%	25,229	4%	-	26,115	-	-	-	26,115

UK	-	0%	-	0%	20,342	-	-	-	-	20,342

South America

Argentina/Chile 1	-	0%	-	0%	-	253,512	-	-	-	253,512

Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889

Chile	-	0%	-	0%	56,281	-	-	-	-	56,281

Brazil	129,466	43%	247,317	42%	2,638,316	-	-	-	-	2,638,316

Peru	54,127	19%	131,174	21%	71,769	678,867	-	-	-	750,636

Ecuador	-	0%	-	0%	49,998	3,850	-	-	-	53,848

Colombia	1,650	1%	3,176	1%	40,922	6,781	-	-	-	47,703

Africa	-	-

South Africa	-	0%	-	0%	275,706	-	78,815	57,584	-	412,105

Consolidated	$299,064	100%	$595,870	100%	$4,213,083	$1,565,048	$295,511	$67,036	$346,874	$6,487,552

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales					Carrying Amount at December 31, 2023

(in thousands)	Three Month Ended Jun 30, 2023		Six Months Ended Jun 30, 2023		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$14,982	6%	$33,555	7%	$708,402	$141,292	$-	$9,451	$350,816	$1,209,961

United States	9,235	3%	17,958	4%	211,470	971	220,667	-	-	433,108

Mexico	73,342	28%	130,980	28%	144,719	396,490	-	-	-	541,209

Europe

Portugal	7,499	3%	16,044	3%	-	17,516	-	-	-	17,516

Sweden	8,755	3%	20,709	4%	-	27,017	-	-	-	27,017

UK	-	0%	-	0%	20,198	-	-	-	-	20,198

South America

Argentina/Chile 1	-	0%	-	0%	-	253,514	-	-	-	253,514

Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889

Chile	-	0%	-	0%	56,538	-	-	-	-	56,538

Brazil	91,351	35%	159,824	34%	2,681,419	-	-	-	-	2,681,419

Peru	58,713	22%	98,187	20%	80,265	699,107	-	-	-	779,372

Ecuador	-	0%	-	0%	39,455	3,779	-	-	-	43,234

Colombia	1,095	0%	2,180	0%	41,583	6,883	-	-	-	48,466

Consolidated	$264,972	100%	$479,437	100%	$3,984,049	$1,557,458	$220,667	$9,451	$350,816	$6,122,441

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [47]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2024 (US Dollars)

27.	Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend is fixed at $0.155 per common share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.
On August 7, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share, with this dividend being payable to shareholders of record on August 21, 2024 and is expected to be distributed on or about September 4, 2024. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2024 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [48]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123
CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109
STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM
DIRECTORS
GEORGE BRACK, Chair
JAIMIE DONOVAN
PETER GILLIN
CHANTAL GOSSELIN
JEANE HULL
GLENN IVES
CHARLES JEANNES
MARILYN SCHONBERNER
RANDY SMALLWOOD
SRINIVASAN VENKATAKRISHNAN
OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer
CURT BERNARDI
Senior Vice President,
Legal & Strategic Development
GARY BROWN
Senior Vice President
& Chief Financial Officer
HAYTHAM HODALY
Senior Vice President,
Corporate Development
TRANSFER AGENT
TSX Trust Company
301 – 100 Adelaide Street West
Toronto, Ontario M5H 4H1
Toll-free in Canada and the United States:
1 800 387 0825
Outside of Canada and the United States:
1 416 682 3860
E: shareholderinquiries@tmx.com
AUDITORS
Deloitte LLP
Vancouver, Canada
INVESTOR RELATIONS
EMMA MURRAY
Vice President, Investor Relations
T: 1 604 684 9648  TF: 1 844 288 9878
E: info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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wheatonpm.com

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